EXHIBIT 99.3

Letter of Arthur Andersen Representation

To the Securities and Exchange Commission:

         We received a letter from Arthur Andersen LLP, dated May 10, 2002, representing that the review as of and for the quarter ended March 31, 2002, was subject to their quality control systems for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Very truly yours,

Bryan J. Cusworth
Chief Financial Officer

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